Filed by CoStar Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Matterport, Inc.

Commission File No.: 001-39790

This filing relates to the proposed transaction between CoStar Group, Inc., a Delaware corporation (“CoStar”), and Matterport, Inc., a Delaware corporation (“Matterport”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of April 21, 2024, by and among CoStar, Matterport, Matrix Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of CoStar (“Merger Sub I”) and Matrix Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of CoStar (“Merger Sub II”).

CoStar Group, Inc. NasdaqGS:CSGP

FQ1 2024 Earnings Call Transcripts

Call Participants

EXECUTIVES

Andrew C. Florance

Founder, CEO & Director

Cyndi Eakin

Senior VP of Investor

Relations

Scott T. Wheeler

Chief Financial Officer

ANALYSTS

Alexei Mihaylovich

Gogolev JPMorgan Chase

& Co, Research Division

Heather Nicole Balsky

BofA Securities, Research Division

John Robert Campbell

Stephens Inc., Research Division

Keen Fai Tong

Goldman Sachs Group,

Inc., Research Division

Peter Corwin Christiansen

Citigroup Inc., Research Division

Ryan John Tomasello

Keefe, Bruyette, &

Woods, Inc., Research

Division

Stephen Hardy

Sheldon William Blair &

Company L.L.C.,

Research Division

Surinder Singh Thind

Jefferies LLC, Research Division

Operator

Good day, and thank you for standing by. Welcome to the CoStar Group First Quarter 2024 Earnings Call. [Operator Instructions] Please be advised that today’s conference is being recorded.

I would now like to hand the conference over to Cyndi Eakin, Head of Investor Relations, who will read the safe harbor statement. Cyndi, you may begin.

Cyndi Eakin

Senior VP of Investor Relations

Well, thank you, Josh. Good evening, and thank you all for joining us to discuss the first quarter 2024 results of the CoStar Group.

Before I turn the call over to Andy Florance, CoStar’s CEO and Founder; and Scott Wheeler, our CFO, I would like to review our safe harbor statement. Certain portions of this discussion today may contain forward-looking statements, including the company’s outlook and expectations for the second quarter and the full year 2024 and based on current beliefs and assumptions.

Forward-looking statements involve many risks, uncertainties, assumptions, estimates and other factors that could cause the actual results to differ materially from such statements. Important factors that can cause actual results to differ include, but are not limited to, those stated in CoStar Group’s press release issued earlier today and in our filings with the SEC, including our most recent annual report on Form 10-K and subsequent quarterly reports on Form 10-Q under the heading Risk Factors.

Forward-looking statements are based on the information available to CoStar on the date of this call. CoStar assumes no obligation to update these statements, whether as a result of new information, future events or otherwise. Reconciliation to the most directly comparable GAAP measure of any non-GAAP financial measures discussed on this call are shown in the detail in our press release issued today, along with definitions for those terms. The press release is available on our website located at costargroup.com under Press Room.

As a reminder, today’s conference call is being webcast, and the link is also available on our website under Investors. Please refer to today’s press release on how to access the replay of this call.

And with that, I would like to turn the call over to our Founder and CEO, Andy Florance.

Andrew C. Florance

Founder, CEO & Director

Good evening, everyone. Thank you for joining us for CoStar Group’s First Quarter 2024 Earnings Call.

First quarter 2024 revenue was $656 million, a 12% increase over first quarter of ‘23, coming in above the high end of our guidance range and above consensus estimates. Both Apartments.com and CoStar surpassed the $1 billion revenue mark in the first quarter, a tremendous milestone for the company. Congratulations to both teams.

Company-wide net new bookings achieved an all-time high in the first quarter of $86 million, fueled by a very strong launch of our Homes.com membership product. In the first quarter, 60% of our net new bookings were from sales of our commercial products and 40% were from net new bookings from our new Homes.com memberships and Residential products.

Overall, traffic to our global websites reached a record 170 million average monthly unique visitors in the first quarter according to Google Analytics, which is 93% above the first quarter of last year and an impressive 34% above our previous all-time high. CoStar Group has now reached 90% of the 194 million unique visitors Zillow reported in the last earnings call.

Our Residential network reached a record 156 million monthly unique visitors in March, according to Google Analytics. I believe we have clearly established Homes.com and our Residential network as one of the 2 most trafficked residential marketplaces in the United States.

Yesterday, we announced that we reached a definitive agreement to acquire Matterport, the global leader in immersive 3D digital twins and artificial intelligence for the real estate industry for $5.50 per share. Founded in 2011, Matterport pioneered the development of the first 3D capture solution to deliver dimensionally accurate, photorealistic virtual tours, or digital twins, for any type of property. Matterport’s proprietary and patented technology enables anyone to digitize a property using a variety of camera technologies, including cameras found on most smartphones.

Matterport’s 3D technology is utilized in nearly every sector of real estate, spanning residential, commercial, hospitality, retail and industrial spaces, among others. Over the years, Matterport has curated what is considered the largest and most precise collection of spatial property data worldwide, with over 12 million spaces captured in 177 countries and representing more than 38 billion square feet of digital commercial property under management. Hundreds of thousands of new 3D digital twins for properties around the world are being added to this impressive database each month.

Matterport makes it possible to experience real estate remotely. People now select their next home, apartment office, store, hotel or warehouse on their mobile device often without ever visiting the property. The pandemic accelerated remote real estate shopping trend, and we believe it is the new normal.

CoStar and Matterport have nearly identical mission statements of digitizing the world’s real estate. CoStar Group was one of the first adopters of Matterport’s technology and currently has almost 300,000 Matterport digital twins available in the CoStar Information product and online property marketplaces.

In March this year, there were over 7.4 million views of Matterport 3D tours on Apartments.com. Visitors who interact with the Matterport on Apartments.com spend 16.6 minutes on the site, which is 134% more than the 7.1 minutes time on site if they do not interact with a Matterport. Properties with a Matterport generated 74 leads, which is 10x the 7 leads generated for a property without Matterport.

Currently, 50% to 60% of consumers looking for an apartment say they’re comfortable selecting their next apartment without visiting the property at all.

As we listen to corporate real estate executives who use LoopNet discuss their challenges of buying and leasing properties around the world, they tell us 3D digital twins are invaluable in facilitating technology for them. In residential focus groups, homebuyers are clearly telling us that they prefer listings that offer 3D digital twins so that they can best understand the property.

We believe that our substantial empirical data and our market research clearly shows that consumers and advertisers prefer real estate portals with digital twins. We intend to go all in on 3D digital twins, adding more digital twins to Apartments.com, loopnethomes.com, costarland.com, BizBuySell, [ Real Estate Manager ], STR, Belbex, OnTheMarket and others.

We intend to add Matterports as one of the benefits of Homes.com membership. We believe adding 3D digital twins for Homes.com members will increase the leads we deliver, increase customer satisfaction, increase renewal rates, increase sales and increase site traffic further. We have thoroughly researched the many 3D digital twin solutions out there and have concluded that Matterport is the best solution for our clients’ needs.

Given the fact that we intend to make a much greater commitment to capturing 3D digital twins, we decided to capture the value of our increased volumes by acquiring Matterport. As we make Matterports more ubiquitous, we believe others will buy more Matterports, making the company more valuable. We believe that we can accelerate Matterport sales to non-CoStar Group advertisers by increasing Matterport’s investments in sales and marketing.

While Matterport has been very responsive to us as customers over the past 9 years, we see the acquisition is giving us increased ability to influence the product road map for Matterport to best serve our clients’ needs.

I believe we’re standing on the verge of a potential exponential acceleration in the technology surrounding 3D digital twins, which will create transformative value for real estate. Artificial intelligence, machine learning, generative AI, computational photography, [ nerve smurf ] and gaussian splat, all have tremendous potential for real estate. Matterport has incredible research and development talent. These are the people who are very passionate about the future of digital twins and literally invented the genre, and we believe they are the ones who will imagine and create the industry’s future. Right, Dave?

We intend to actively support and invest in Matterport’s spatial technology research and development efforts. Imagine the potential to scan your home and move 3D digital twins of your furniture and art into a virtual moving truck and try laying it out in a potential new home virtually. Imagine using a 3D digital twin to virtually see various potential kitchen renovations in seconds. Imagine the value of creating a 3D twin of an unattractive raw office space and using generative AI to rapidly generate 3D realistic potential build- outs of the office space for a future tenant to see.

Adding virtual reality to the Matterport, you could take a virtual tour of the property with your virtual agent walking to the space with you. The possibilities are certainly exciting to imagine and represent a massive opportunity to propagate new technologies to our global Information and Marketplace businesses.

I believe CoStar Group faces 2 major challenges in our effort to make Homes.com the leading U.S. real estate portal. First, we need to build massive site traffic. And second, we need to successfully monetize our new “your listing, your lead” model.

As we report our first quarter results I believe we are showing, for the first time, clear proof that we are very successfully delivering against those 2 important challenges. With almost $40 million in homes net new bookings and 156 million monthly unique visitors achieved in the quarter, were growing revenue and traffic faster than any other product launch in the history of the company.

We launched the Homes.com brand marketing in February. I think it was the 11th during the Super Bowl and the results are outstanding. We believe the Homes.com marketing program is the largest in the history of real estate, delivering almost 9,000 commercial placements in the first quarter across broadcast and cable TV, streaming audio and video, digital and social media and high-profile sponsorships as well.

In less than 2 months, our brand campaign generated almost 4.5 billion consumer impressions. Our marketing and media advertising and featuring Dan Levy, Heidi Gardner as well as supporting roles from Jeff Goldblum and Lil Wayne is proving effective with consumers as, oh, a supporting role from yours truly, Andy Florance, is proving effective [ at ] consumers as evidenced by our unaided brand awareness, which increased from 4% in January to 24% in March of this year.

With unaided awareness approaching 25% in just 1 quarter, we’re halfway to our goal of 50% unaided consumer brand awareness for Homes.com. And we’ll obviously work to go beyond the 50%, but 50% is a very important number.

The consumer traffic response to our marketing efforts has been equally impressive, in March, the Homes.com site attracted 110 million monthly unique visitors according to Google Analytics, increase of 386% over the same period last year. In March, monthly unique visitors to our overall Residential network reached 156 million. That is pretty much U.S. Apartments and Homes, which is basically an apples-and- apples comparison to our competitors.

We believe Homes.com and our Residential network continue to be the fastest-growing residential marketplace in the U.S. in terms of consumer traffic. We are also seeing quality improvements in our traffic metrics with direct traffic to Homes.com increasing 115% since the first quarter of last year.

Sales of Homes.com memberships are off to a fantastic start. In the first quarter, our sales team sold almost 8,000 Homes.com membership subscriptions, making Homes.com product launch easily the fastest-growing new product in the company history.

For context, we launched Apartments.com in early 2015, and it took 7 years to achieve our first quarter with $40 million annualized bookings. Homes.com reached the $40 million annualized bookings in the first quarter we launched. And it wasn’t even a full quarter. It was less than 2 months of selling. So it was a really fast start.

We’re seeing a strong continuation of sales results and metrics that I mentioned in our last earnings call in February. 90% of agent members are selecting the 12-month contract option, with the rest choosing the 6-month subscription. Through the end of the first quarter, the average monthly selling price of membership was in the $475 to $500 per month range.

We are signing up agent members of all sizes, ranging from single agents with no listings up to large agent groups with hundreds of listings per year. We recently had a regional broker in Indianapolis sign up all 180 agents on their brokerage team. They want to enhance their marketing strategy and excited about the Homes.com advertising opportunity to build their brand’s awareness.

Agent feedback has been extremely positive, an agent from Western Florida said, Homes.com has truly transformed my business with genuine leads that are directly — that directly connects potential buyers to my listings. No more confusion or waste of time, just real quality leads that make a difference. Clearly, the “your listing, your lead” model is resonating.

Another agent from Westlake Village, California said, what impressed me most after I signed up was how Homes.com boosted the number of views I have compared with other listing agents in the area. Currently, on average, Homes.com members’ listings and profiles are viewed 1.8 million times a month or 200x more than 9,000 views a basic agent receives.

Our company-wide sales team of over 1,000 sales representatives is proving very effective in selling Homes.com. It’s still early days, but every 1 of our 8 commercial product sales teams from the largest Apartments.com to the smallest CoStar Real Estate Manager are selling Homes.com memberships. In total, 85% of our sales representatives have successfully sold at least one Homes.com membership. We are selling memberships all over the country, in major cities and markets, smaller communities [ and ] rural areas. Through last week, around 40% of our memberships were sold to agents outside the top metro areas.

Looking at roughly 70 major markets where we have a field sales presence, every market has contributed dozens of new memberships with Dallas leading the way in terms of total memberships and net bookings. Relative to city size, Las Vegas and Columbus are the champion sales teams overall, each producing the highest net new bookings per person.

What is really exciting is that our early sales success measured against our 500,000-plus agent prospect list is still only 1% penetration. This implies a total market opportunity of over $3 billion of revenue for our basic membership product.

While the broader sales force is selling Homes.com in addition to their original product responsibility, we do expect a substitution effect of slightly lower sales for these non-Homes products. As we build up a dedicated Homes sales team, the non-Homes sales teams will return more of their time to their original products.

Our new VP of Home sales, Andy Stearns, is focused on building out our Homes.com dedicated sales force in Richmond, Virginia, with the goal of having over 300 sellers in place by the end of the year. The first 80 or so members of this team are proving very effective, turning in more Homes.com net bookings per person, the company wide average, after only 30 to 60 days with the company.

Overall, I’m very pleased with our results and momentum from the first 60 days since the launch of Homes.com marketing and sales efforts.

I want to comment on our perception of the impact of recent class action lawsuits in the real estate industry. We are not experts. We’re not involved, but it clearly is going to have some impacts in the industry.

While Homes.com relies on a “your listing, your lead” model that focuses on selling the home as the highest priority, our competitors use a lead diversion model that focuses on generating buyer agency leads as their highest priority. We are not aware of any other portal in the world that uses such a lead diversion model the way our U.S. competitors do.

Our competitors present agents listings with a contact agent button that diverts the leads away from that agent who’s listing it is to one of their competitors who’s listing it’s not. We believe that the lead diversion model is very unpopular with home sellers, agents, buyers and brokers, which may be why it has not been very profitable.

With recent seismic legal settlements in the real estate industry, we believe the portals that rely on the lead diversion models could become stressed. Legacy portals rely on MLS data feeds that provide them with information on offers to compensation to buyer, brokers so these portals can take a significant portion of the buyer-broker commission from the diverted leads. Going forward, under the terms of the settlement, those feeds can no longer include buyer-broker compensation fields.

In addition, buyer agents will need to get buyers to enter into a written agreement, a written buyer agency agreement before they even show the buyers a house for sale. It may be difficult for the diversion model agents to get homebuyers to sign a written commitment to the agent just to see one house. Currently, only 30% of buyer agents ever get a written agreement at any point in the transaction process.

In contrast, Homes.com connects homebuyers with directly the listing agent so they can arrange to see the house with no paperwork or commitments. We are increasingly confident in our ability to build out the #1 residential marketplace in terms of traffic, revenue and profitability in the years ahead.

Our U.K. property portal, OnTheMarket, is off to a strong start in the first quarter. Coming into the quarter before we acquired on the market, it was a distant third place in the U.K. based on traffic. We have made a focused and successful effort to grow OnTheMarket market traffic.

In March, according to similar web reporting, we surpassed Zoopla in site visits and are now the U.K.’s #2 residential property portal. Monthly unique visitors were 17 million in March, representing a 107% increase over the same period a year ago according to Google Analytics. The increase in traffic has translated to nearly 50% more leads for agents in March of 2024 versus the prior year.

The early results tell us we are delivering on our strategy of investing and partnering with agents to generate high-intent leads at a fraction of the cost of competing U.K. portals. In response to the strategy, more and more agents are choosing to put their listings on the market. In March, we exceeded 15,000 advertisers on the portal and have grown listings almost 40% year-over-year.

Apartments.com reached a significant milestone in the first quarter with annual revenue run rate of $1 billion. Revenue for the first quarter of 2024 was $255 million, representing 21% growth compared to the first quarter of 2023 and above our guidance growth rate of 20%. This marks the fifth consecutive quarter with Apartments.com growing at or above 20%.

I believe the continuing success story of Apartments.com is a tribute to the quality of the product, the effectiveness of our brand marketing and our ability to build the largest and most effective sales force in the industry.

Three weeks ago on April 1, we celebrated the 10-year anniversary of CoStar’s acquisition of Apartments.com and what an amazing 10 years it’s been. We transformed the way consumers find their next rental home growing our revenue from $75 million in 2014 to over $1 billion today. Our sales team is 5x larger, delivering 3,225% more sales than when we started. We went from fourth or fifth place in that industry in terms of traffic to the #1 traffic position with the brand most recognized by consumers.

I would like to personally congratulate Fred, [ Page ], Jerry and the entire Apartments.com team for this outstanding success. And I’m looking forward to the next 10 years. providing the best possible rental experience for consumers and our advertising customers. And Fred, I’m looking for another tenfold increase plus in revenue, at least 12-fold increase. So good luck.

Our 2024 marketing campaign is off to a great start. We kicked off with a fantastic Super Bowl ad during the most viewed Super Bowl game in history. The campaign generated over 2.3 billion media impressions in the first quarter of 2024, which is 3x the number of impressions delivered in the first quarter of last year.

We launched 5 new television commercials featuring Brad Bellflower, the inventor of the Apartminternet, known to many of you as Jeff Goldblum. We expect this year’s campaign to deliver our highest number of impressions ever over 12 billion while reaching 90% of renters across the U.S. Our brand marketing strategy continues to pay dividends, and our first quarter unaided brand awareness was 51%, which has outperformed [ those ] unaided brand awareness for 4 quarters in a row.

Apartments.com continues to be the most highly-trafficked rental website in the U.S., attracting over 43 million monthly unique visitors on average in the first quarter according to Google Analytics. According to comScore, unique visitors in the first quarter of 2024 were relatively flat over the same period last year, which is quite the opposite of our competitors, with Zillow decreasing 13% and [ rent period ] down 21%.

In addition, as Homes.com traffic grows, Apartments.com benefits from consumers that want to explore rental options. Monthly unique visitors sourced through Homes.com grew 21% in March year-over-year according to comScore.

With both Apartments and Homes’ products to sell, the sales team conducted 189,000 quality meetings in the first quarter, an increase of 38% over the first quarter of last year. These efforts are clearly producing results as properties advertising on our platform reached an all-time high of 73,000 at the end of the quarter, while the number of under 50 unit properties advertising increased 31% over the prior period. It’s important to keep in mind that despite such strong growth in advertisers and revenue, we remain below 12% penetration in the Apartments.com market opportunity, which we estimate to be worth $9 billion.

Overall, economic conditions remain favorable for rental property advertising. Vacancy levels continue to set record highs for 3, 4 and 5 star properties, increasing 10 basis points above the fourth quarter of 2023 to reach 9.1%.

New unit deliveries remain at elevated levels, with 495,000 units expected to be delivered in 2024 coming off the peak of 583,000 units that were delivered in 2023.

CoStar revenue was $250 million for the quarter, an increase of 11% over the same quarter a year ago. Our [ flagship ] [ information product ] reached a significant milestone in the first quarter, just like Apartments.com did, but Apartments got there a month earlier.

CoStar Group reached an annual revenue run rate of $1 billion. So just to be keeping track, that’s 2 of our products cross the $1 billion revenue run rate in the quarter. In other way, saying both CoStar and Apartments crossed $1 billion revenue run rate in the quarter.

Regardless of economic cycles, we continue to see strong revenue growth in CoStar. The 20-year compound annual growth rate for CoStar is an impressive 12%, which we expect to continue for years to come. Our lender product delivered revenue growth of [ 57% ] in the first quarter year-over-year. The number of banks and lending institutions on our lender platform is now 285, an increase of 71% year- over-year. We’re still in the early stages of what we believe to be a $300 million-plus revenue opportunity for our lender product.

The CoStar hospitality product, STR, has experienced some of the fastest sales growth in the company, increasing 44% in the first quarter. Revenue from our benchmarking and CoStar subscriptions hospitality clients increased 15% in the first quarter. Our CoStar sales force team — our CoStar sales team force delivered the strongest sales of Homes.com in the quarter and their highest level of total net new bookings output since ‘22.

CoStar renewal rates remain above 90%, and our NPS scores continue to grow. We now have 221,000 subscribers in the CoStar platform and they logged in 5.2 million times in the first quarter, with 24 million property searches conducted and a 17% increase compared to the prior year. So CoStar Group is robust, healthy and growing.

LoopNet revenue was $69 million in the first quarter of 2024, up 9% over the first quarter of last year. The international revenue in the first quarter was up 29% compared to the first quarter of last year. LoopNet continues to be the leading commercial marketplace in the U.S., with over 13 million monthly average unique visitors according to Google Analytics.

Our direct and organic traffic represents over 70% of average monthly unique visitors, which is a testament to our brand as we continue to generate quality leads for customers. We continue to enhance our sales capabilities and are seeing positive sales trends coming out of first quarter.

Net new bookings increased 147% sequentially compared to the fourth quarter of 2023. The net sales per sales representatives, including Homes.com sales, was the highest of any period since we launched a dedicated sales force almost 18 months ago. The quality level of interactions with customers is also improving, with the LoopNet sales team Net Promoter Score increasing 70% from the same period a year ago.

We welcomed Ben Drew to the President of LoopNet role this past week. Ben brings over 2 decades of digital marketplace and leadership experience, most recently, Ben served as President of Viator, the leading marketplace for travel experiences. Prior to Viator, Ben held roles with increasing levels of responsibility at TripAdvisor, the parent company of Viator.

Even though commercial real estate trends — commercial real estate sales transactions, volumes dropped 17% in the first quarter, the lowest level since beginning of the pandemic, Ten-X outperformed the market with an 8% increase in assets brought to the platform in the first quarter. The Ten-X trade rate increased from 48% in the fourth quarter of ‘23 to 56% in the first quarter of ‘24.

The average number of bidders per auction was 3.2 this quarter, which was the highest number in a year and above the fourth quarter average of 2.3 per auction — bidders per auction. Our approval rates of allowing proposed assets to trade in the platform increased as well in the first quarter, up 50% from the prior quarter, a good sign of improvement.

Looking at the real estate economy. Office sector vacancies now stood at 13.8% and have risen 19 consecutive quarters. Office attendance has shown a positive trend of 2% to 3% over the past year, but that is currently counterbalanced by declining overall office using job growth. But the true silver lining is construction levels with the current supply pipeline at the lowest level it’s been in 10 years and construction starts this quarter, the lowest ever. This will likely translate into a shortage of premium office space and associated price premiums in the coming years. [ Maybe ] a good time to buy an office building.

The industrial sector saw a 90% drop in demand in the first quarter compared to the average of the past 3 years. Deliveries in the quarter pushed vacancies up 50 basis points to 6.2%, the highest level since 2015. Retail vacancies remained largely unchanged in the first quarter, near the all-time low of 4%.

In the residential sector, mortgage rates are still high enough to keep most Americans from listing their homes for sale, which is propping up home prices and impacting affordability. The recent decline in mortgage rates created positive momentum in sales, increasing affordability and increasing existing home sales to 500,000 homes a month. If rates continue to drop, we could see a significant increase of activity in the residential sector.

So we’ve had a lot of good news to share with this quarter, but I think the most important news is that the early indications of the Homes.com investment is working. We’re proving out our ability to generate traffic on Homes.com Clearly, we’re building the brand, and we’re monetizing the site. We believe that before too long, Homes.com will be our largest revenue business in the portfolio.

At this point, I’m going to turn the call over to our Chief Financial Officer, who seems to be sort of fading away. Go ahead, Scott.

Scott T. Wheeler

Chief Financial Officer

Thank you, Andy. I’ll try to remain present for the next 10 or 20 minutes.

Well, that was a great start to the year. I wish we could have a quarter like that every year. That’s a pretty amazing highlight reel that you shared for the company, with the 3D groundbreaking acquisition and $1 billion businesses, the best product launch ever with Homes, record sales, the Super Bowl marketing launch, you even managed to wiggle in the word gaussian splat into your script, which — it’s a real word people, that wasn’t a joke. You can look it up.

So how are we going to top that in the second quarter? I don’t know, but we better get going because we got a lot to do. So our streak of double-digit revenue growth continued in the first quarter at 12% overall for the company. And you know what I think the best news is here, it’s our Residential business is now making a solid positive contribution to growth.

After 2 years, we’ve endured this sort of painful revenue decline from the legacy Residential products like this quarterly drip, drip, drip, revenue erosion like water torture, while we’re finally on the upswing with the launch of Homes.com monetization.

Our Residential revenue came in at $19 million in the first quarter, which was up 90% sequentially from the fourth quarter of ‘23 and up 42% year-over-year, thanks to our Homes.com launch and a full quarter of OnTheMarket results.

First quarter residential revenue was above our $15 million guidance estimate, primarily due to the fast start for the sales of Homes.com. So we’re going to raise our revenue forecast for Residential revenues by $15 million at the midpoint to reflect faster growth of Homes.com. Our new estimates have revenue improving almost $10 million sequentially each quarter, with revenue growing to almost $50 million by the fourth quarter of 2024.

Year-over-year revenue growth is expected to be 180% in total and around 105% organic in 2024. We now expect the exit run rate for Homes.com to be in the $130 million to $140 million range, which is up from the $100 million exit run rate I provided back in February.

Revenue in our commercial businesses for the first quarter came in at $638 million, which was up 12% year-over-year and above expectations. We saw a sales substitution effect, as Andy mentioned in the first quarter, as we launched Homes.com which I expect will shift our revenue mix a bit more towards Residential than what we had assumed in our full year revenue outlook we shared in February.

Now my original revenue forecast model, which quite frankly, wasn’t much more than an educated guess at the time, given we had not launched Homes.com, I assume that the full year sales split would be 70% commercial and around 30% residential. While the actual sales split in the first quarter was around 60% commercial and 40% residential, which translates to around a $10 million revenue shift for the full year, commercial to residential. Well, it’s not really a whole lot in the grand scheme of things. It’s only about 0.4% of revenue, but I thought it was at least worth noting. And you’ll hear some of those effects as I talk through the rest of the product groups.

Apartments.com grew revenue 21% during the first quarter, ahead of our guidance of 20% revenue growth. Crossing $1 billion in annualized revenue and celebrating 10 years from the acquisition, it’s remarkable to see 5 straight quarters thus far on of 20% plus growth of the size and the stage of this business has become. Like whoever puts a 20% growth rate 10 years out in your acquisition model? Well, I guess Fred did because he’s done a great job, and the team delivered it.

What’s encouraging is that Apartments.com revenue reflects only 12% penetration of the multifamily revenue opportunity, and that’s just in the United States.

With a strong start to the year and considering a modest sales substitution effect, we’re maintaining our revenue forecast for Apartments.com of around 17% revenue growth for the full year of 2024.

CoStar revenue grew 11% in the first quarter, in line with our guidance expectations. We continue to see strong growth within our hospitality, lender and owner customers, while working through this downturn and the effects of continued high interest rates on commercial real estate.

In the first quarter, our CoStar sales team sold more Homes.com memberships than any of our other sales teams. Recognizing the slight shift in sales mix year, we’re adjusting our revenue forecast and expected CoStar revenue growth of around 10% for the second quarter and for the full year of 2024.

LoopNet revenue grew 9% in the first quarter at the high end of our guidance range, demonstrating the ongoing productivity improvements within our dedicated net sales team. Welcome to the team, Ben. Looking forward to seeing what you can do in the quarters ahead.

We expect 5% to 6% revenue growth for LoopNet in the second quarter of 2024, with full year revenue growth in the mid-single digits, broadly in line and unchanged from our previous LoopNet revenue outlook.

Revenue from Information Services was $33 million in the first quarter, consistent with expectations. We expect revenue for the full year to be in the range of $130 million to $135 million, in line with the revenue growth guidance range we provided in February.

Other Marketplaces revenue was $31 million for the quarter, slightly ahead of guidance. Ten-X trade rates and deal closings improved in the first quarter, providing the extra revenue versus our forecast.

Revenue for the second quarter is forecast to be in line with the first quarter’s results. and we confirm our previous guidance for the full year 2024 revenue to be relatively flat to the full year 2023 revenue.

Adjusted EBITDA was $12 million in the first quarter, $27 million above the midpoint of our guidance range. The outperformance was primarily attributable to our strong revenue performance and lower-than- anticipated personnel costs, with some of the favorability coming from timing of spend that we now expect to occur in the back half of the year.

We remain on track with similar investment levels of Homes.com as we planned for the year and that we discussed last quarter as well as the expected adjusted EBITDA margins in our commercial product businesses unchanged from what we said at the beginning of the year.

The size of our sales force is about the same at the end of the first quarter as it was at the end of 2023, 1,200 sales members. As we grow our Homes.com sales force, we expect to have a total of around 1,500 sales team members by the end of this year.

Our contract renewal rate was 90% for the first quarter of 2024, while the renewal rate for customers who’ve been subscribers for 5 years or longer remained strong at 94%. Subscription revenue on annual contracts was 81% for the first quarter of 2024, consistent with the prior quarter.

With a strong start to the year, we’re increasing our revenue guidance to a range of $2.760 billion to $2.770 billion. Net midpoint guidance is up around $5 million, with Residential revenue up $15 million and commercial revenue — commercial business revenue lower by $10 million from the fine-tuning of our sales mix based on the first quarter sales split.

Second quarter 2024 revenue is expected to range from $674 million to $679 million, representing revenue growth rate of 11% to 12% for the quarter.

Our full year revenue outlook includes revenue growth of 12% in the first half of the year, accelerating to 14% in the second half of 2024. Isn’t it great to accelerate revenue growth in a really bad property market? This business is pretty amazing.

We’re also increasing our adjusted EBITDA guidance and raising the midpoint of our guidance range. The new adjusted EBITDA forecast range for the full year is now $185 million to $205 million, up $15 million at the midpoint and indicating a margin of around 7% at the midpoint of the range.

Second quarter adjusted EBITDA margin includes the highest marketing seasonal spend for the year, and are expected to be in the range of $5 million to $10 million or approximately 1%. Margins are expected to increase sequentially in the second half and exit the year in the range of 15% to 16%.

Our outlook for interest, capital and taxes remains unchanged for what we communicated back in February.

So I’ll wrap up with a few financial comments on the pending acquisition of Matterport that was announced yesterday. Financially, Matterport operates a very attractive financial model, very similar to CoStar, but at a smaller scale.

Matterport has a history of strong revenue growth with a 5-year compound annual growth rate of 31%. Their subscription business represents 60% of the overall revenue and is growing over 20% per year, has a very high renewal rate similar to CoStar. We love this kind of business.

The Matterport subscriber customer base is highly diverse, operating across a variety of vertical markets with no single customer over 3% of revenue. Approximately 30% of their new 3D models, along with around 30% of revenue are generated outside of the United States. The customer and vertical market diversity creates a resilient financial growth profile just like CoStar.

Matterport enjoys significant operating leverage on incremental subscription revenue with gross margins of around 70%. This is scalable for high profit margins and cash generation. Matterport has a strong and conservative balance sheet with over $400 million of cash and 0 debt. Sound familiar?

The total purchase price of approximately $2 billion comes with around $400 million of cash and investments which is currently on the Matterport balance sheet, yielding an enterprise value of roughly $1.6 billion. The purchase consideration will be paid 50% from our available cash balances and 50% with CoStar stock.

On a net basis, after closing, we expect to use around $550 million to $600 million of our cash to complete the acquisition.

Matterport expects quarterly cash flow from operations to break even in the second half of 2024 and turn positive in 2025. The breakeven point is somewhat in line with what we might see as the expected time to close the transaction.

With Matterport cash flow turning positive in 2025, [ and ] modest synergy assumptions, we expect the stand-alone acquisition to be neutral to slightly accretive to non-GAAP earnings per share in the first year post closing. Now it’s far too early to estimate financial guidance outcomes for the acquisition. We expect the post-integration benefits from this acquisition to be highly value accretive for many of the reasons that Andy described.

We have a strong track record of successfully acquiring, integrating and growing great companies, which I believe will continue with the combination of Matterport technology and CoStar’s marketplace scale, research capabilities and product development expertise.

We’re in a very strong financial position as we head into the second quarter, with our growth and profit plans already exceeding our expectations for the year. We’re focused on and committed to accomplishing our stated long-term revenue and profit goals and we’ve taken a big step closer to achieving those with the fast launch of Homes.com and the potential acquisition of Matterport.

I certainly believe there will be many more exciting growth years ahead for the company. Well, that’s about wraps it up for me. I guess you could say for the last time on the CoStar earnings call airwaves, I’d like to say thank you, Andy, for taking me along and what I so affectionately call [ Mr. Toad’s ] wild ride at CoStar for the past 8 years. That’s truly been, I must say, the best and without question, the most entertaining time in my professional career.

Well, I will, without doubt, miss all of you, as I climb the many peaks on my list, recovering the hot tub, and experiment with the endless combinations of whiskeys available to me in crafting the ultimate Manhattans. If you stop in some time, Andy or Cyndi, I will be certainly happy to mix one up for you.

Well, with that, I’ll turn the call back over to our operator for a bit of Q&A.

Operator

[Operator Instructions] [Technical Difficulty]

Andrew C. Florance

Founder, CEO & Director

Brian Radecki is — Brian just texted me, our former CFO. Sounded a little harsh.

Scott T. Wheeler

Chief Financial Officer

I love Brian. [indiscernible] I know.

Andrew C. Florance

Founder, CEO & Director

He’s having a little martini on his plane. Okay. So the — before we jump over to Q&A, I apologize to the operator.

But that was — this is my 103rd earnings call. Scott is a relative rookie with only 32 earnings calls with us. Certainly, very grateful everything Scott has accomplished it was 8 years with CoStar Group. And so I thought we could all do his performance review here together. He’s a numbers guy, so let’s review his performance with his stats.

At Scott’s first earnings call, we had a cash balance of $422 million. We now have $5.5 billion. In the first earnings call that Scott held, we were — our stock price was at $18 and it’s now grown to $85. That’s a 21% CAGR on the stock price annually through his tenure.

Now we’re going to have to compare that to the last CFO that you just guessed Brian Radecki. He achieved a 23% compound annual growth rate and his predecessor CFO, Frank Carchedi turned in a 25% comp annual growth rate. However, but in fairness, the rule of small numbers with Carchedi, with Radecki because our cap rate was only $75 million when they began, you began at $5 billion.

So you’re the hands-down winner on market cap. So our market cap when you started was $6 billion, it’s now $35 billion. So you’re just the victor. So well done, Scott, and you go into the CoStar CFO hall of fame. And now you’ve successfully summited CoStar mountain. God speed climbing all the other mountains around the world, your heart desires to climb, and I will take you up on the Manhattan. I’m not a big Manhattan guy, but I would look forward to a quality mix. So with that sort of unprofessional [ drivel ], we’ll turn it over to Q&A with our operator.

Question and Answer

Operator

[Operator Instructions] Our first question comes from Peter Christiansen with Citi.

Peter Corwin Christiansen

Citigroup Inc., Research Division

Really nice trends, great execution here. Congrats, Scott. You got a fun ride.

Scott T. Wheeler

Chief Financial Officer

Thank you, Pete.

Peter Corwin Christiansen

Citigroup Inc., Research Division

Andy, I was just wondering if you could just put a little bit more color on the Homes.com production this last quarter, win-loss rates, inbound versus outbound, decision cycle? Any of that color, I think, would be helpful.

Andrew C. Florance

Founder, CEO & Director

Sure. So obviously, exceed expectations. I would say that it is mostly outbound. There was strong inbound interest. There was a lot of convention sales. So there are a number of industry events out there, and people were buying a lot at various brokerage firm-specific events. The close cycle is extremely fast. It typically is demo closed simultaneously.

There isn’t a win loss really because no one is providing a similar service in the United States. Our offering is unique. They’re anecdotally, there — we have heard some substitution effect with some of the lead diversion model legacy providers. But by and large, it is a short sales cycle pretty straightforward. We’re selling the individual agents. They’re typically paying with a credit card, but at the end of the demo.

And again, the fact that 90% are going for an annual agreement is pretty positive. It would appear that priority for us going forward is just scaling the Homes.com sales team because while it’s great to have overall sales force doing it, you eventually want to get everyone back to their core products and build big enough sales team to manage the 500,000 to 600,000 prospects we’ve got for this product.

Peter Corwin Christiansen

Citigroup Inc., Research Division

Thank you. Congrats again.

Andrew C. Florance

Founder, CEO & Director

Thank you.

Operator

Our next question comes from Heather Balsky with Bank of America. [Operator Instructions] Our next question comes from George Tong with Goldman Sachs.

Keen Fai Tong

Goldman Sachs Group, Inc., Research Division

And I also want to extend, Scott, my congrats to you on your retirement. Well deserved.

Scott T. Wheeler

Chief Financial Officer

Thank you, George. Thank you.

Keen Fai Tong

Goldman Sachs Group, Inc., Research Division

So wanted to follow up on the Homes.com progress with the sales. You mentioned selling 8,000 memberships in the first quarter, average price of $475 to $500 per month. I guess, do you see the average price changing as the growth trajectory matures? Or is it pretty much steady state and primarily going to be driven by volumes? And how have those volumes performed exiting the quarter? So how did the run rates look like exiting 1Q? And how do you overall think about the addressable market, like the total number of memberships that are available out there that you can tackle.

Andrew C. Florance

Founder, CEO & Director

Sure. So that’s correct. We’re around 8,000 members and 475 to 500. I do not think that price really changes through time. There’s no cherry picking bigger accounts or smaller potential accounts. It’s been pretty much even movement across the board. So I’d anticipate that same price point, we’re very happy with that price point. It’s both priced way below what other competitors are charging for their relative services. And yet it’s a pretty solid price point per person for CoStar Group overall.

There was a surge of buying activity with a couple of big conferences early in — or mid-February, and a little bit of some salespeople moving back to selling Apartments.com and LoopNet and some return. But we’re simultaneously accelerating the growth of the Homes team pretty aggressively. So the numbers remain solid as we leave the quarter.

When you look at the overall potential, there is, I mean, I would love to get that number up to 100,000 members sooner rather than later. But you absolutely have the potential to reach hundreds of thousands of members. And by comparison, if you say, look at another real estate marketplace, we’ve got like LoopNet, you see, like, say, in Florida, California, you see 60%, 70%, 80% of properties marketed on that platform.

So under our model, unlike some of the other models, we can achieve super high penetration rates. And so we want to balanced price and volume so that the broader market gets to participate and you create goodwill across a bigger section of residential real estate. But number has been great.

Operator

Our next question comes from Alexei Gogolev with JPMorgan.

Alexei Mihaylovich Gogolev

JPMorgan Chase & Co, Research Division

I had a question about EBITDA margin of your non-Residential business. Scott, could you elaborate a bit more what was the level of EBITDA margin in the first quarter and whether or not you’re still on track to reach the full year target of roughly 42%?

Scott T. Wheeler

Chief Financial Officer

Yes. Alexei, we’re definitely still on target with what we expected for the year, for the 42% margin. And in the first quarter, hold on a minute. Let me find that for you. First quarter adjusted EBITDA margins were about 39% to start the year.

Alexei Mihaylovich Gogolev

JPMorgan Chase & Co, Research Division

Understood. And considering that you are also looking for positive EBITDA for Homes.com business or rather for the overall business for the second quarter. Does that imply that you may have already peaked resi spend in the first quarter and that it will be roughly similar, but not higher in 2Q?

Scott T. Wheeler

Chief Financial Officer

When you look at the residential forecast, we typically see in the second quarter, higher marketing expenses. In this case, it will be slightly lower in the second quarter because we had the fast launch in Q1. So quarter expenses will be roughly the same in the second quarter as the first, and then it will decline throughout the year in our residential outlook. And our total expected spending in residential remains unchanged to what we communicated back in February. I hope that helps.

Alexei Mihaylovich Gogolev

JPMorgan Chase & Co, Research Division

It does, Scott. And I appreciate all the help over the years.

Scott T. Wheeler

Chief Financial Officer

You are welcome.

Operator

Our next question comes from Ryan Tomasello with KBW.

Ryan John Tomasello

Keefe, Bruyette, & Woods, Inc., Research Division

Andy, just to elaborate on the pricing at Homes.com. When you say you’re satisfied with where pricing is, is that just based on the basic tier currently. And what are your plans for adding additional premium tiers as time passes, that could potentially increase the average rate over time?

Andrew C. Florance

Founder, CEO & Director

So I really am happy with the pricing model we went to market with. We blended — we obviously have to have an element that is price per listing because each listing takes up valuable real estate as it sorts higher in the order. You also have to acknowledge that someone might be selling properties in a market that the average home sale is [ 125 ], and [ someone ] might be selling properties where the average home sale is $3 million.

So our pricing scheme is somewhat bespoke to the particular agent. And the reaction to the pricing that we’re putting out there is super positive. And I mean they had not a lot of pushback on it. So there was one person that the formula priced them out at $500,000 a month, and we didn’t get the reaction we were looking for with them. But everyone else is doing pretty good.

We are super early stages here with just 8,000 members where I anticipate we’ll have hundreds of thousands of members. We’re super early stage. It’s super important, in my view, for a marketplace to go for mass adoption participation of agents is our highest priority. And it’s — we won’t look at doing premium tiers for a period of time until our penetration rates are in the teens and 20%.

We just want to focus on what is really important, which is getting that first level of membership in there. I can tell you anecdotally from our sales force, there’s demand for premium tiers. Our clients, particularly in residential real estate, would appear to be highly competitive with 1 another. And agents who — listings are now up on Page 1, instead of Page 30 are now complaining that they would like to buy #1 on the page. I don’t want to be #5 on the page. So there’s clearly demand for premium.

But in other countries or where people have — you’re listing your lead model like we do, often it’s the home seller who’s paying for the premium going up to the gold diamond platinum levels. But I think there is certainly demand for gold level at the agent level.

Ryan John Tomasello

Keefe, Bruyette, & Woods, Inc., Research Division

Great. Congratulations, Scott, on the retirement. Enjoy those Manhattans.

Scott T. Wheeler

Chief Financial Officer

Thanks, Ryan. Like I said, stop by, and I’ll whip you one up.

Operator

Our next question comes from Stephen Sheldon with William Blair.

Stephen Hardy Sheldon

William Blair & Company L.L.C., Research Division

And I’ll echo my congrats, Scott. Given the traction that you’ve seen with Homes.com, curious what you’re wanting to see before you shift incentives back in your existing sales force to focus exclusively on their own core businesses, so [ suite ] with Apartments.com, et cetera. And do you have a rough time line, I guess, in mind for when that might happen?

Andrew C. Florance

Founder, CEO & Director

We’re really happy with the traction we’ve got. We want to keep that going. I would — I want to be able to report good solid numbers for ‘24 on the Homes.com launch. I want to give time to Andy Stearns to build up the 300, 400 person sales force.

And then the other factor, honestly, is the Apartments.com, LoopNet, CoStar sales people want to have an opportunity to sell Homes.com. So we’re sort of responding to the sales force wanting to participate in an exciting event. There are some number of people who are good at selling their core product and maybe they haven’t been successful the Homes, those folks have already returned to focusing on their core product, maybe 200-some people.

I think we will be using the broader effort through the end of the year and then in ‘25, we’ll begin to focus more on a dedicated sales team. The good news is that the centralized team in Richmond is successfully selling at effectively the exact same pace of anyone out in the market next door to a real estate agent. So happy with that. It’s a question of scaling the dedicated Homes team.

Operator

Our next question comes from Surinder Thind with Jefferies.

Surinder Singh Thind

Jefferies LLC, Research Division

Just switching topics here to Apartments.com. Can you maybe talk about the outlook for unit deliveries this year? It looks like that might peak. And then potentially what that means on a go-forward basis as we look into towards the end of the year and into 2025 for growth rates?

Andrew C. Florance

Founder, CEO & Director

So yes, so the unit deliveries are coming down slightly. They’re still very high by historical standards. And we’re up, what, 9.1% [indiscernible] where that is. And we’re 9.1%. That is very high for the apartment industry, and we’re up at the point at which you’re a little uncomfortable with refinancings and liquidity for some of the owners of apartment buildings.

It’d actually be nice to see a little more stability in the market and have that vacancy rate come down next year. But I think we have 2 to 3 years at least of elevated vacancy, which is which is sort of the Goldilocks environment for selling Apartments.com. So again, each of our products is going to go through different environmental cycles. So we’ll have to worry about that perhaps in 2, 3 years, maybe we won’t have to worry about it in 2 or 3 years.

Operator

Our next question comes from John Campbell with Stephens.

John Robert Campbell

Stephens Inc., Research Division

Scott, I’ll keep it going here. Congrats to you and best wishes on the next journey.

Scott T. Wheeler

Chief Financial Officer

Thank you, John.

John Robert Campbell

Stephens Inc., Research Division

For sure. Staying on Homes.com, Andy, I think last quarter, you talked to only demoing the product, to 2% of all U.S. agents. I guess just with your hiring plans and the rate you’ve run this far, just how long do you feel it will take to kind of reach your target market?

Andrew C. Florance

Founder, CEO & Director

Yes. I wish I had the precise number there for you. So when we spoke last time, it was — we demoed 2%. I’m actually really pleased with the conversion rate. So when we get a demo to a close, that’s high — a solid double-digit number, I think in the 20s to 30s from where we — when we get a demo to the close rate.

So the bigger challenge is having enough people and getting enough demos. But that’s great. We’ll eventually get demos with everyone eventually. So you just keep on bringing different marketing messages out there to folks. You keep trying to reconnect for people in various environments and context, and we’ll get there. So we are still at the — as we pass through the [ 40 ] million mark, we have...

Scott T. Wheeler

Chief Financial Officer

7%.

Andrew C. Florance

Founder, CEO & Director

We’ve demoed 7%.

Scott T. Wheeler

Chief Financial Officer

Of the prospects, the 500,000-some prospects up to this point, we’ve demoed about 7%.

Andrew C. Florance

Founder, CEO & Director

So there’s 540,000 core prospects we’ve defined and we’ve demoed 7%. Now we have sold a lot of product to folks who have no listings. So the 540,000 is probably the wrong denominator. The denominator could be 1 million plus given the fact that so many people with no listings have subscribed.

John Robert Campbell

Stephens Inc., Research Division

Okay. That’s helpful. And maybe one quick follow-up related to that, [indiscernible]. Those who are subscribing without listings, what do you typically see as the key draw for them?

Andrew C. Florance

Founder, CEO & Director

Well, you have — you always have a large number of folks who are trying to break in the residential real estate who have not to date been as successful as they’d like. Over 97% of agents are really — do both buyer agency and seller agency. There are some instances where established agent at the moment doesn’t have a listing, but they’ve got listings last year.

But if you have done some transactions at the last 3 years, and you can get your name up on neighborhoods as being an expert, if you can sort to the top of a major directory for an area. If you can retarget people come to the site and looking for properties that are relevant to your experience level, even if you have no listing, we do give you hundreds of thousands of exposures and both on the site and off the site with retargeting. So there is value there.

I do think that realistically with the changes with the lawsuits and any future changes coming down the road with an adjusted apartment activity, that residential real estate will be a little bit more of a sport of people with listings will get more listings, but happy to help people without new listings or people with lot of listings.

Operator

Our next question comes from Heather Balsky with Bank of America.

Heather Nicole Balsky

BofA Securities, Research Division

I guess I got scared away by the baby crying.

Andrew C. Florance

Founder, CEO & Director

Heather, if you’re confused, I think many people in the listening audience today are confused. There was a — our last CFO, who is an outstanding CFO, and he’s listening right now. I got a little very [indiscernible] at the emotional overload of leaving CoStar and we haven’t let them live it down. In another 10 years, we’ll stop talking about it.

Heather Nicole Balsky

BofA Securities, Research Division

Appreciate it. I appreciate you have to play it again. So on Matterport, I’m just curious a little bit to hear how you’re thinking about that business being part of CoStar going forward? There’s been some headlines around Homes.com but curious about the broad business strategy and its existing sort of stand-alone business? Like how are you going to integrate it? How do you plan to use it more? And do you think you can do something to kind of jump start the existing sort of revenue growth strategy?

Andrew C. Florance

Founder, CEO & Director

Yes. So in terms of — let’s start with the existing growth strategy. I am highly confident by — through pulling levers on pricing, on switching between upfront purchase equipment, subscription models, relying more heavily on capture networks. I feel — and then also by the virtue of the fact that we aggressively adopt the digital twins more broadly. That all those things together will allow us to significantly accelerate the sales or revenue of Matterport outside of it being used inside of anything in CoStar. In other words, outside of being used as part of Homes.com Apartments.com, LoopNet, so on and so forth.

But — and I think Matterport penetration will have some slight different numbers on that. I’m confident sub-5% in the United States. I’m confident sub-1% in Europe. And at that — at those levels, I am a big believer in the value of a Matterport when you’re trying to sell a $500,000 or $1 million property. And then I think those adoption rates will ultimately go up 50% or more for digital twins with people moving real estate.

There was a time when only 5% of the real estate listings had a photo. So the digital twins is going to be — I think. And there are a number of different players out there, and our goal will be to try to capture a leading share of the digital twin. So there are different solutions at different quality levels.

When you look at how we integrate it into our product, we’re going to — first of all, we believe that just — the overall goal of what we’re doing is helping people lease and sell their real estate or to analyze real estate. These 3 dimensional, these 3D, 3 spatial twins are transformative, really important tools, and we’re going to make them ubiquitous across our sites. So we’ve been an aggressive adopter to date, we’re going grow it dramatically. And virtually everything we’re doing.

So even think about something like our CoStar Real Estate Manager, a significant percentage of the Fortune 500 use CoStar Real Estate Manager to manage their leases, critical dates, their facility strategies, giving their real estate people the ability to look at a 3D representation, a walk through one of their facilities is super valuable. Even if it’s something is as small as the equipment room on a cellular antenna, being able to go into that Matterport and seeing what the RAC configuration is and see how much room there is, is there room for more RACs, that kind of stuff. The stuff is ubiquitous and super valuable. So being aggressively adopting it, we think will fuel growth and differentiate us from other folks.

But the other thing is I think there’s an enormous amount of data here. So if you think of the failure of AVMs, automated valuation models, to deliver real value, my belief is that one of the big failures of AVMs to date has been the fact that they are taking tabular data, a handful of tabular data fields around one point on a map is — really fails to capture the real characteristic of the real estate asset. When you have a Matterport, you’re able to recognize infinitely more information about the space you’re in, you can determine quality, you can determine build out, you determine just things like sensing the fact that there’s [indiscernible] switches, or a [indiscernible] [ stove ]. There’s the nature of the layout, looking at the views out the windows, are you looking at another building 5 feet away or do you have a view of the Hudson River, which one is it?

So I think this will also — there’s an enormous data advantage here that you can use to inform automated valuation models and understand market statistics better. And that’s certainly true with certainly residential but also commercial real estate. So if I’m trying to understand where lease rates are, and I can ascertain that this space was raw, which machine vision can do. Artificial intelligence can determine [ what ] was unfinished space versus polished space, that’s going to impact how you calculate the economics of what the lease deal was.

And then with — right now, Matterport is really beautiful at being able to move through a space in a semi- natural format. But with the work that Apple, the commitment that Apple has and Meta has to building headsets, I believe that you will, in the next 3 years or so have smooth walk-through capabilities through these digital twins, which will be super powerful.

The ability to also take the twin outside of the structure and actually capture the exterior of the structure and possibly moving the capture equipment to a drone as well. So in my spare time, I have been putting expensive Matterports on top of expensive drones and trying to capture it externally. But it’s hard to do that with a weekend research projects, really need professionals to do that.

Scott T. Wheeler

Chief Financial Officer

Leading to extensive write-offs and expensive drones.

Andrew C. Florance

Founder, CEO & Director

No, no big crashes yet. No big crashes. But the odd looks from the neighbors. But the — so I think the technology is going to be — is going to go through a real exponential acceleration. I think the data is super valuable. I think it’s table stakes going forward for marketing space. I think it moves the AVMs. And I think as the rest of the world figures out that it’s really silly. To me, today, to mark an office building or a warehouse building or a hotel event space or a home without a digital twin is thoughtless. It’s sort of inadequate. Do I sound passionate about that?

Heather Nicole Balsky

BofA Securities, Research Division

Yes. Thank you. I appreciate the answer. Thank you very much.

Operator

I would now like to turn the conference back to Andy for any closing remarks.

Andrew C. Florance

Founder, CEO & Director

Well, I’d like to thank you all for joining us again for our first quarter 2024 earnings call. I’m glad we were able to report good results, initial results on the Homes.com monetization. And again, thank you, Scott, for all the outstanding work you’ve done. And Brian, I apologize for Scott, poking the bear on the last CFO. Bye, everyone.

Scott T. Wheeler

Chief Financial Officer

Goodbye, everyone.

Operator

Thank you. This concludes today’s conference call. Thank you for your participating. You may now disconnect.

Forward-Looking Statements

This communication may include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. All statements other than statements of historical fact, including statements regarding the proposed acquisition of Matterport, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements, involve a number of risks and uncertainties that could significantly affect the financial or operating results of CoStar, Matterport or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. CoStar can give no assurance that its expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the proposed transaction and the timing of the closing of the proposed transaction; the ability to successfully integrate operations and employees; the ability to realize anticipated benefits and synergies of the proposed mergers as rapidly or to the extent anticipated by financial analysts or investors; the potential impact of announcement of the proposed mergers or consummation of the proposed transaction on business relationships, including with employees, customers, suppliers and competitors; unfavorable outcomes of any legal proceedings that have been or may be instituted against CoStar or Matterport; the ability to retain key personnel; costs, fees, expenses and charges related to the proposed transaction; general adverse economic conditions; and those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (the “SEC”) by CoStar and Matterport. Moreover, other risks and uncertainties of which CoStar or Matterport are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by CoStar or Matterport on their respective websites or otherwise. Neither CoStar nor Matterport undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, CoStar intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Matterport that also constitutes a prospectus of CoStar and other documents regarding the proposed transaction. The definitive proxy statement/prospectus will be delivered to stockholders of Matterport.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus (when available) and other relevant documents filed by CoStar and Matterport with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by CoStar with the SEC will also be available on CoStar’s website at https://costargroup.com, and copies of the documents filed by Matterport with the SEC are available on Matterport’s website at https://matterport.com.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Participants in the Solicitation

CoStar, Matterport and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Matterport’s stockholders in respect of the proposed transaction. Information regarding CoStar’s directors and executive officers can be found in CoStar’s definitive proxy statement filed with the SEC on April 27, 2023. Information regarding Matterport’s directors and executive officers can be found in Matterport’s definitive proxy statement filed with the SEC on April 27, 2023.

Additional information regarding the interests of such potential participants will be included in the definitive proxy statement/prospectus when it is filed with the SEC. These documents will be available on the SEC’s website and from CoStar and Matterport, as applicable, using the sources indicated above.